April 12, 2010

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C 20549-4631

Re : Innophos Holdings, Inc. (File No. 1-33124)

Dear Ms. Long:

This letter acknowledges receipt of your letter dated March 30, 2010 addressed to Mr. Randolph Gress, Chief Executive Officer of Innophos Holdings, Inc., which has been referred to me for response.  This response is made on behalf of the noted registrant and its wholly owned subsidiary, Innophos, Inc. (together, the “Registrants”).

In addressing the comments made by the Staff in your letter, we have responded to them in the order in which they were rendered.  Below we have set forth the full text of each Staff comment and, immediately after each, the responses made by the Registrants.

We note that the Staff comments were received while the preparation of our next periodic reports (for the period through March 31, 2010) is at an early stage. Accordingly, the responses made herein represent the Registrants’ proposed disclosures and other information based on the facts and circumstances pertaining to the subject matter of each disclosure known to the Registrants on the date of this letter. Changes in facts or circumstances occurring after the date hereof and prior to the date our reports are filed may necessitate changes in our responses.

We have the following responses to the comments delivered in your letter:

Staff Comment:

Forward-Looking Statements – page 3

  We note the statement in the last sentence of the first paragraph that “All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.” Please advise us as to the basis for this statement in light of the safe harbor requirements set forth in paragraphs (c)(1)(A)(i) and (c)(2)(A) of Section 21 E of the Exchange Act.

Innophos Response:

            In response to this comment, the Registrants advise the Staff they have reviewed the cited section of the Exchange Act and will remove the noted language.  Although it is not clear to the Registrants that the requirement of accompaniment would not be met depending on the use of the original cautionary statements, nevertheless, the Registrants will remove any possibility that subsequent forward looking statements are not properly accompanied by the meaningful cautionary language.

Staff Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 23 Indebtedness, page 33

  We note the disclosure under “Reliance on Rhodia” on page 16 regarding the uncertainty as to Rhodia meeting certain obligations.  In future filings, please revise your liquidity discussion to clearly explain the terms of your arrangements with Rhodia and the possible impact of Rhodia’s inability to meet its obligations on your company.  Refer to Item 303(a)(1) of Regulation S-K.

Innophos Response:

            In response to the Staff’s comment, the Registrants advise the Staff that, in future filings, they will provide discussion and analysis within the liquidity section noting the terms of arrangements with Rhodia and the possible impact of Rhodia’s inability to meet its obligations on the Registrants.  These matters will factor into discussion so long as the Rhodia related matters remain material to the Registrant’s liquidity.

Staff Comment:

Disclosure Control and Procedures, page 81

  We note that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their stated objectives.  Please confirm to us, and revise accordingly in future filings, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Innophos Response:

            In response to the Staff’s comment, the Registrants advise the Staff that their principal executive officer and the principal financial officer concluded that the Registrants’ disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009. The Registrants advise the Staff that they will revise the subject language in future filings to state, assuming it remains the case, that the principal executive officer and the principal financial officer have concluded that the Registrants’ disclosure controls and procedures are effective at the reasonable assurance level.

Staff Comment:

Management’s Report on Internal Control Over Financial Reporting, page 81

  We note your description of the definition of internal control over financial reporting in the first paragraph.  The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting are effected by your board of directors, management, and other personnel, and includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules,  Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings.  Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Innophos Response:

            In response to the Staff’s comment, the Registrants confirm that the Registrants’   management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Management conducted an assessment of internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on the assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective. The Registrants will revise the subject language in future filings to state, assuming it remains the case, that effectiveness is based on the full definition of internal control over financial reporting as set forth in the applicable rules.

Staff Comment:

Exhibit 4.7

  We note that you have not filed on EDGAR certain exhibits and schedules to the Loan and Security Agreement dated as of May 22, 2009 (exhibit 4.7).  Please file a complete, executed copy of the agreement, including all exhibits and schedules, with your next Exchange Act periodic report.

Innophos Response:

            In response to this comment, the Registrants advise the Staff that, in connection with the entry into the Loan and Security Agreement, a copy of that agreement in execution form was filed with the Registrants’ Current Report on Form 8-K on May 27, 2009.  That filing included both the main loan document and was to include the forms of exhibits and schedules.  The original location of the filing was used to incorporate by reference the filing of the Loan and Security Agreement as Exhibit 4.7 to the Annual Report on Form 10-K identified by the Staff. The Registrants have reviewed the original filing and have discovered that the original filing was incomplete in the sense that not all the forms of the exhibits and schedules noted in the index on page (v) of the main document were filed. Accordingly, the Registrants will cause to be filed with their next periodic report the forms of those exhibits and schedules listed in the index accompanying the main document that were inadvertently omitted from the original filing.

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As requested by the Staff in the comment letter, the Registrants acknowledge the following matters:

•   The Registrants are responsible for the accuracy and adequacy of the disclosure in their filings.

•   Staff comments and responses to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrants’ filings.

•  The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

            Please contact the undersigned directly at (609) 366-1207, or James A. Testa, Esq., Deputy General Counsel, at (609) 366-1223 in the event the Staff requires any additional information or wishes to discuss our responses further.

                                                                                    Very truly yours,

                                                                                    Charles Brodheim

                                                                                    Corporate Controller

                                                                                    Chief Accounting Officer